LETTER TO DEALERS AND OTHER NOMINEES
SHARES OF COMMON STOCK
OFFERED PURSUANT TO SUBSCRIPTION RIGHTS
DISTRIBUTED TO STOCKHOLDERS OF
TIMCO AVIATION SERVICES, INC.
To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:
      This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in the connection of the offering by TIMCO Aviation Services, Inc. (“TIMCO”) of Rights to purchase post-reverse split shares of common stock (the “Common Stock”), at a subscription price of $4.80 per post-reverse split share ($4.80 per pre-reverse split share) of Common Stock, pursuant to subscription rights (the “Rights”) initially distributed to holders of record of Common Stock as of 5:00 p.m., New York City time on October 19, 2005 (the “Record Date”). The Rights are also described in the Prospectus and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.
      Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to 1.5 rights for each post-reverse split share (40 pre-reverse split shares) of Common Stock owned by such beneficial owner. Holders of Rights are entitled to subscribe for and purchase one share of Common Stock for each whole Right at the subscription price. No fractional Rights have been granted; if a fractional Right would have been calculated for a beneficial owner as a result of the ratio described above, the number of Rights granted to such owner has been rounded up to the nearest whole Right.
      We are asking you to contact your clients for whom you hold Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights. Enclosed are copies of the following documents:

1.	The Prospectus;

2.	The “Instructions as to Use of TIMCO Aviation Services, Inc. Subscription Certificate”;

3.	A form of letter which may be sent to your clients for whose accounts you hold Common Stock registered in your name or in the name of your nominee, with space provided for obtaining such client’s instructions with regards to the Rights;

4.	A Notice of Guaranteed Delivery for Subscription Certificates issued by TIMCO; and

5.	Substitute Form W-9.
      Your prompt action is requested. The rights will expire on November 15, 2005, at 5:00 p.m. New York City time, unless extended by TIMCO (the “Expiration Date”).
      To exercise the Rights, a properly completed and executed Subscription Certificate (unless the guaranteed delivery procedures are complied with) and payment in full for all Rights exercised must be delivered to Continental Stock Transfer & Trust Company as indicated in the Prospectus by 5:00 p.m., New York City time, on the Expiration Date.
      Additional copies of the enclosed materials may be obtained from Continental Stock Transfer & Trust Company at 17 Battery Place, 8th Floor, New York, NY 10004. You may call Continental Stock Transfer & Trust Company at (202) 509-4000.

Very Truly Yours,

TIMCO Aviation Services, Inc.
NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF TIMCO AVIATION SERVICES, IN., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE COMMON STOCK ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

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